Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

Final Term Sheet

AMERICAN TOWER CORPORATION

May 4, 2015

Issuer:	American Tower Corporation (“AMT”)

Coupon:	2.800% Senior Notes due 2020 (the “2020 Notes”) 4.000% Senior Notes due 2025 (the “2025 Notes”)

Principal Amount:	2020 Notes: $750,000,000 2025 Notes: $750,000,000

Maturity:	2020 Notes: June 1, 2020 2025 Notes: June 1, 2025

Price to Public:	2020 Notes: 99.745% 2025 Notes: 99.228%

Yield to Maturity:	2020 Notes: 2.854% 2025 Notes: 4.094%

Spread to Benchmark Treasury:	2020 Notes: T + 135 basis points 2025 Notes: T + 195 basis points

Benchmark Treasury:	2020 Notes: 1.375% UST due April 30, 2020 2025 Notes: 2.000% UST due February 15, 2025

Benchmark Treasury Spot and Yield:	2020 Notes: 99-12 1/4; 1.504% 2025 Notes: 98-23+; 2.144%

Ratings(1) (Moody’s / S&P / Fitch):	Baa3/ BBB-/ BBB (negative/negative/negative)

Interest Payment Dates:	2020 Notes: Semi-annually on June 1 and December 1 of each year, commencing on December 1, 2015 2025 Notes: Semi-annually on June 1 and December 1 of each year, commencing on December 1, 2015

Make-whole call:

2020 Notes: Prior to May 1, 2020 (1 month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

2025 Notes: Prior to March 1, 2025 (3 months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

Par call:	2020 Notes: At any time on or after May 1, 2020 (1 month prior to their maturity date) 2025 Notes: At any time on or after March 1, 2025 (3 months prior to their maturity date)

Trade Date:	May 4, 2015

Settlement Date:	May 7, 2015 (T+3)

CUSIP/ISIN:	2020 Notes: 03027X AF7 / US03027XAF78 2025 Notes: 03027X AG5 / US03027XAG51

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under the 2013 Credit Facility. Subject to the terms of the 2013 Credit Facility, amounts outstanding thereunder that are repaid may be re-borrowed at a later date.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,480.1 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing indebtedness under the 2013 Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA Inc. RBC Capital Markets, LLC Santander Investment Securities Inc. TD Securities (USA) LLC

Senior Co-Managers:

BBVA Securities Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

EA Markets Securities LLC

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

Co-Managers:	Commerz Markets LLC Fifth Third Securities, Inc. Macquarie Capital (USA) Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated May 4, 2015 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll free at 1-888-603-5847, Mizuho Securities USA Inc., toll free at 1-866-271-7403, RBC Capital Markets, LLC, toll free at 1-866-375-6829, Santander Investment Securities Inc., toll free at 1-855-403-3636, or TD Securities (USA) LLC, toll free at 1-800-263-5292.